UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Pardes Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

69954Q105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69954Q105	13G	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS Khosla Ventures Seed D, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,400,464 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,400,464 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,400,464 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This statement on Schedule 13G is filed by Khosla Ventures Seed D, LP (“Seed D”), Khosla Ventures VII, LP (“KV VII”), Khosla Ventures Seed Associates D, LLC (“KVSA D”), Khosla Ventures Associates VII, LLC (“KVA VII”), VK Services, LLC (“VK Services”) and Vinod Khosla (“Khosla”, together with Seed D, KV VII, KVSA D, KVA VII and VK Services collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

All of the shares are owned by Seed D. The general partner of Seed D is KVSA D. VK Services is the sole manager of KVSA D. Khosla is the managing member of VK Services. Each of Khosla, VK Services and KVSA D possesses power to direct the voting and disposition of the shares owned by Seed D, and each of Khosla, VK Services and KVSA D may be deemed to have indirect beneficial ownership of such shares.

(3)

The percentages set forth on the cover sheets are calculated based on 62,378,996 shares of Common Stock outstanding as of December 23, 2021 as set forth as set forth in the Issuer’s current report on Form 8-K as filed with the Securities and Exchange Commission on December 30, 2021.

CUSIP No. 69954Q105	13G	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS Khosla Ventures VII, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,751,302 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,751,302 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,751,302 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares are owned by KV VII. The general partner of KV VII is KVA VII. VK Services is the sole manager of KVA VII. Khosla is the managing member of VK Services. Each of Khosla, VK Services and KVA VII possesses power to direct the voting and disposition of the shares owned by KV VII, and each of Khosla, VK Services and KVA VII may be deemed to have indirect beneficial ownership of such shares.

(3)

The percentages set forth on the cover sheets are calculated based on 62,378,996 shares of Common Stock outstanding as of December 23, 2021 as set forth as set forth in the Issuer’s current report filed on Form 8-K as filed with the Securities and Exchange Commission on December 30, 2021.

CUSIP No. 69954Q105	13G	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS Khosla Ventures Seed Associates D, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,400,464 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,400,464 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,400,464 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares beneficially owned by KVSA D are comprised of Common Stock held by Seed D. The general partner of Seed D is KVSA D. VK Services is the sole manager of KVSA D. Khosla is the managing member of VK Services. Each of Khosla, VK Services and KVSA D possess power to direct the voting and disposition of the shares owned by Seed D, and each of Khosla, VK Services and KVSA D may be deemed to have indirect beneficial ownership of such shares. KVSA D holds no shares of the Issuer directly.

(3)

The percentages set forth on the cover sheets are calculated based on 62,378,996 shares of Common Stock outstanding as of December 23, 2021 as set forth as set forth in the Issuer’s current report filed on Form 8-K as filed with the Securities and Exchange Commission on December 30, 2021.

CUSIP No. 69954Q105	13G	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS Khosla Ventures Associates VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,751,302 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,751,302 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,751,302 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares beneficially owned by KVA VII are comprised of Common Stock held by KV VII. The general partner of KV VII is KVA VII. VK Services is the sole manager of KVA VII. Khosla is the managing member of VK Services. Each of Khosla, VK Services and KVA VII possess power to direct the voting and disposition of the shares owned by KV VII, and each of Khosla, VK Services and KVA VII may be deemed to have indirect beneficial ownership of such shares. KVA VII holds no shares of the Issuer directly.

(3)

The percentages set forth on the cover sheets are calculated based on 62,378,996 shares of Common Stock outstanding as of December 23, 2021 as set forth as set forth in the Issuer’s current report filed on Form 8-K as filed with the Securities and Exchange Commission on December 30, 2021.

CUSIP No. 69954Q105	13G	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS VK Services, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,151,766 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,151,766 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,151,766 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares beneficially owned by VK Services are comprised of Common Stock held by Seed D and KV VII. The general partner of Seed D is KVSA D and the general partner of KV VII is KVSA VII. VK Services is the sole manager of KVA VII and KVSA D. Khosla is the managing member of VK Services. Each of Khosla, VK Services and KVA VII possesses power to direct the voting and disposition of the shares owned by KV VII, and each of Khosla, VK Services and KVA VII may be deemed to have indirect beneficial ownership of such shares. Each of Khosla, VK Services and KVSA D possesses power to direct the voting and disposition of the shares owned by Seed D, and each of Khosla, VK Services and KVSA D may be deemed to have indirect beneficial ownership of such shares. VK Services holds no shares of the Issuer directly.

(3)

The percentages set forth on the cover sheets are calculated based on 62,378,996 shares of Common Stock outstanding as of December 23, 2021 as set forth as set forth in the Issuer’s current report filed on Form 8-K as filed with the Securities and Exchange Commission on December 30, 2021.

CUSIP No. 69954Q105	13G	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS Vinod Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,151,766 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,151,766 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,151,766 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares beneficially owned by Khosla are comprised of Common Stock held by Seed D and KV VII. The general partner of Seed D is KVSA D and the general partner of KV VII is KVSA VII. VK Services is the sole manager of KVA VII and KVSA D. Khosla is the managing member of VK Services. Each of Khosla, VK Services and KVA VII possesses power to direct the voting and disposition of the shares owned by KV VII, and each of Khosla, VK Services and KVA VII may be deemed to have indirect beneficial ownership of such shares. Each of Khosla, VK Services and KVSA D possesses power to direct the voting and disposition of the shares owned by Seed D, and each of Khosla, VK Services and KVSA D may be deemed to have indirect beneficial ownership of such shares. Khosla holds no shares of the Issuer directly.

(3)

The percentages set forth on the cover sheets are calculated based on 62,378,996 shares of Common Stock outstanding as of December 23, 2021 as set forth as set forth in the Issuer’s current report filed on Form 8-K as filed with the Securities and Exchange Commission on December 30, 2021.

CUSIP No. 69954Q105	13G	Page 8 of 13 Pages

Item 1(a).	Name of Issuer:

Pardes Biosciences, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:

2173 Salk Avenue, Suite 250

PMB#052

Carlsbad, California 92008

Item 2(a).	Name of Person(s) Filing:

Khosla Ventures Seed D, LP (“Seed D”)

Khosla Ventures VII, LP (“KV VII”)

Khosla Ventures Seed Associates D, LLC (“KVSA D”)

Khosla Ventures Associates VII, LLC (“KVA VII”)

VK Services, LLC (“VK Services”)

Vinod Khosla (“Khosla”)

Item 2(b).	Address of Principal Business Office:

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

Item 2(c).	Citizenship:

Seed D	Delaware, United States of America
KV VII	Delaware, United States of America
KVA VII	Delaware, United States of America
KVSA D	Delaware, United States of America
VK Services	Delaware, United States of America
Khosla	United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

69954Q105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

CUSIP No. 69954Q105	13G	Page 9 of 13 Pages

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the beneficial ownership of Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership(1)	Percentage of Class (1, 3)
Seed D (2)	3,400,464	0	3,400,464	0	3,400,464	3,400,464	5.5%
KV VII (2)	2,751,302	0	2,751,302	0	2,751,302	2,751,302	4.4%
KVSA D (2)	0	0	3,400,464	0	3,400,464	3,400,464	5.5%
KVA VII (2)	0	0	2,751,302	0	2,751,302	2,751,302	4.4%
VK Services (2)	0	0	6,151,766	0	6,151,766	6,151,766	9.9%
Khosla (2)	0	0	6,151,766	0	6,151,766	6,151,766	9.9%

(1)

Represents the number of shares of Common Stock and the number of shares of Common Stock issuable upon exercise of options, warrants and other convertible securities that are exercisable within 60 days of the date of this statement on Schedule 13G (“Securities”) currently beneficially owned by the Reporting Persons.

(2)

The general partner of KV VII is KVA VII and the general partner of Seed D is KVSA D. Khosla is the managing member of VK Services. Each of Khosla, VK Services and KVA VII possesses power to direct the voting and disposition of the shares owned by KV VII, and each of Khosla, VK Services and KVA IV may be deemed to have indirect beneficial ownership of such shares. Each of Khosla, VK Services and KVSA D possesses power to direct the voting and disposition of the shares owned by Seed D, and each of Khosla, VK Services and KVSA D may be deemed to have indirect beneficial ownership of such shares. KVSA D, KVA VII, VK Services and Khosla hold no Securities of the Issuer directly.

(3)

The percentages set forth on the cover sheets are calculated based on 62,378,996 shares of Common Stock outstanding as of December 23, 2021 as set forth as set forth in the Issuer’s current report filed on Form 8-K as filed with the Securities and Exchange Commission on December 30, 2021.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

CUSIP No. 69954Q105	13G	Page 10 of 13 Pages

Item 10.	Certification:

Not applicable.

CUSIP No. 69954Q105	13G	Page 11 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

KHOSLA VENTURES VII, LP

By:	Khosla Ventures Associates VII, LLC, a
Delaware limited liability company and
general partner of Khosla Ventures VII, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES SEED D, LP

By:	Khosla Ventures Seed Associates D, LLC, a
Delaware limited liability company and
general partner of Khosla Ventures Seed D, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES VII, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES SEED ASSOCIATES D, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

VK SERVICES, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Manager

CUSIP No. 69954Q105	13G	Page12 of 13 Pages

Exhibit(s):

99.1:	Joint Filing Statement